MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

April 7, 2017

FILED AS EDGAR CORRESPONDENCE

Marianne Dobelbower, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811- 07102)
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Dear Ms. Dobelbower:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 218, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 220, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Kopernik Global All-Cap Fund and the Kopernik International Fund (each, a "Fund" and together, the "Funds"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please remove the references to the Contractual Expense Limits from the "Annual Fund Operating Expenses" tables if they will not remain in effect for at least one year from the effective date of the Amendment.


                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

Marianne Dobelbower, Esq.
April 7, 2017
Page 2


     RESPONSE. The Trust respectfully declines to make the requested changes because it does not believe that the terms of the Funds' expense limitation agreements should need to be amended in order to include the references to the Contractual Expense Limits in the "Annual Fund Operating Expenses" tables. The terms of the Funds' expense limitation agreements have always ended on February 28 because the Funds' fiscal years end on October 31, and the annual post-effective amendments to the Funds' registration statement typically become effective 120 days thereafter, in accordance with Rule 8b-16 under the 1940 Act. The Trust notes that, while the Amendment is becoming effective on April 10, it was filed solely for the purpose of adding intermediary-specific sales charge variation disclosure to the Funds' prospectus in accordance with IM Guidance Update 2016-06 (the "Guidance Update"), and should be considered a continuation of the post-effective amendment to the Funds' registration statement that became effective on February 8, as if the disclosure was added to the prospectus pursuant to Rule 497 under the 1933 Act, as opposed to Rule 485(a) under the 1933 Act, as required by the Guidance Update. The Trust believes that this approach is supported by the fact that, in accordance with Section 10(a)(3) of the 1933 Act, the prospectus in the Amendment will not be used beyond February 28, 2018, and the fact that the expected termination dates of the Contractual Expense Limits are disclosed in the prospectus so investors are informed of the duration of the commitments, just as they would be if they received any prospectus at a time that less than one year remains on an expense limitation reflected in a fee table. In response to this comment, however, the fee table examples have been revised to reflect the Contractual Expense Limits only in the periods for which the Contractual Expense Limits are expected to continue.

2.   COMMENT. Please confirm that each Fund's 1-year returns are accurate.

     RESPONSE. The Trust confirms that each Fund's 1-year returns are accurate.

3. COMMENT. In the last bullet point in the "Sales Charges - Waiver of Front-End Sales Charge" section, please identify any dealers, retirement plans, asset allocation programs and financial institutions that, under their dealer agreements with the Distributor or otherwise, do not receive any portion of the front-end sales charge.

     RESPONSE. The Trust respectfully declines to make the requested change because it believes that the bullet point appropriately identifies the "class of individuals or transactions" to which the sales charge waiver applies, in accordance with Item 12(a)(2) of Form N-1A. Furthermore, the Trust believes that listing the specific financial intermediaries identified in the bullet point is impractical because such list is subject to frequent changes, certain of which may result from actions taken by financial intermediaries without the Trust's knowledge. In response to this comment, however, a sentence informing investors that they should inquire with their financial intermediaries regarding whether a front-end sales charge waiver applies to them has been added to the section.

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Marianne Dobelbower, Esq.
April 7, 2017
Page 3

4. COMMENT. Please delete the first and last sentences of the second paragraph of Appendix A, because the Trust may not disclaim responsibility for the information in its registration statement.

     RESPONSE. The Trust respectfully declines to make the requested changes because it believes that the sentences are permitted by General Instruction C.3(b) to Form N-1A, as they are not incomplete, inaccurate, or misleading and do not impede or obscure the understanding of the information that is required to be included in the prospectus.

5. COMMENT. Please confirm that all intermediary-specific sales charge discounts or waivers that apply to purchases of Fund shares are disclosed in the prospectus.

     RESPONSE. To the Trust's knowledge, the prospectus discloses all intermediary-specific sales charge discounts or waivers that are required to be disclosed in the prospectus pursuant to Form N-1A.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin